Exhibit 99.2

InterOil Corporation Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
Three months and quarter ended March 31, 2007 and 2006

InterOil Corporation Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
Table of contents

Revised Consolidated Balance Sheets	1

Revised Consolidated Statements of Operations	2

Revised Consolidated Statements of Cash Flows	3

Revised Consolidated Statements of Shareholders’ Equity	4

Revised Consolidated Statements of Comprehensive Income	5

Notes to the Revised Consolidated Financial Statements	6

InterOil Corporation Revised Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	March 31,	December 31,	March 31,
	2007	2006	2006
	$ (Restated)	$ (Restated)	$ (Restated)

Assets
Current assets:
Cash and cash equivalents (note 6)	24,102,123	31,681,435	38,434,605
Cash restricted (note 8)	34,930,567	29,301,940	13,568,494
Trade receivables (note 9)	30,765,770	67,542,902	35,085,219
Commodity derivative contracts (note 8)	—	1,759,575	1,484,347
Other assets	603,399	2,954,946	539,574
Inventories (note 10)	109,549,340	67,593,558	50,062,226
Prepaid expenses	1,313,410	880,640	780,807
Assets held for sale (note 11)	—	—	3,368,750

Total current assets	201,264,609	201,714,996	143,324,022
Deposit on business acquisition	—	—	4,500,000
Cash restricted (note 8)	3,223,904	3,217,284	609,347
Deferred financing costs (note 17)	—	1,716,757	1,215,852
Plant and equipment (note 11)	240,694,956	242,642,077	235,123,771
Oil and gas properties (note 12)	59,642,457	54,524,347	26,405,871
Future income tax benefit	1,601,550	1,424,014	998,113

Total assets	506,427,476	505,239,475	412,176,976

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	75,998,972	73,310,793	31,162,494
Income tax payable	3,363,357	2,784,576	3,057,393
Commodity derivative contracts (note 8)	227,980	—	—
Working capital facility — crude feedstock (note 13)	41,120,611	36,873,508	61,342,469
Deferred hedge gain (note 8)	—	1,385	1,325,913
Unsecured loan (note 16)	—	—	22,856,684
Deferred liquefaction project liability (note 17)	6,553,080	6,553,080	—
Current portion of secured loan (note 17)	13,500,000	13,500,000	9,000,000
Current portion of indirect participation interest — PNGDV (note 18)	1,116,634	730,534	—

Total current liabilities	141,880,634	133,753,876	128,744,953
Accrued financing costs (note 17)	725,000	1,087,500	935,554
Secured loan (note 17)	184,147,381	184,166,433	71,500,000
Indirect participation interest (note 18)	96,086,369	96,861,259	96,861,259
Indirect participation interest — PNGDV (note 18)	807,860	1,190,633	9,685,830

Total liabilities	423,647,244	417,059,701	307,727,596

Non-controlling interest (note 19)	5,757,090	5,759,206	5,918,348

Shareholders’ equity:
Share capital (note 21)	234,908,696	233,889,366	223,934,500
Authorised — unlimited
Issued and outstanding — 29,900,842 (Dec 31, 2006 — 29,871,180) (Mar 31, 2006 — 29,163,320)
Contributed surplus	5,266,763	4,377,426	3,194,109
Warrants (note 23)	2,119,034	2,137,852	2,137,852
Accumulated Other Comprehensive Income	(279,986)	1,492,869	215,457
Conversion options (note 24)	19,840,000	20,000,000	20,000,000
Accumulated deficit	(184,831,365)	(179,476,945)	(150,950,886)

Total shareholders’ equity	77,023,142	82,420,568	98,531,032

Total liabilities and shareholders’ equity	506,427,476	505,239,475	412,176,976

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 25)
On behalf of the Board — Phil Mulacek, Director            Christian Vinson, Director

InterOil Corporation Revised Consolidated Statement of Operations (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2007	2006
	$(Restated)	$(Restated)

Revenue
Sales and operating revenues	125,918,198	108,628,782
Interest	688,408	607,080
Other	290,173	655,987

	126,896,779	109,891,849

Expenses
Cost of sales and operating expenses	112,228,832	110,195,321
Administrative and general expenses	6,480,970	4,105,278
Depreciation and amortization	3,459,759	2,837,184
Exploration costs, excluding exploration impairment (note 12)	3,321,944	3,559,730
Exploration impairment (note 12)	14,283	1,482,560
Legal and professional fees	745,462	1,049,511
Short term borrowing costs	1,189,913	1,646,177
Long term borrowing costs	3,831,665	1,477,022
Foreign exchange loss/(gain)	463,750	1,057,065

	131,736,578	127,409,848

Loss before income taxes and non-controlling interest	(4,839,799)	(17,517,999)

Income taxes
Current	(499,865)	176,083
Future	2,500	(51,326)

	(497,365)	124,757

Loss before non-controlling interest	(5,337,164)	(17,393,242)

Non-controlling interest (note 19)	(17,256)	120,488

Net loss	(5,354,420)	(17,272,744)

Basic loss per share (note 24)	(0.18)	(0.59)
Diluted loss per share (note 24)	(0.18)	(0.59)
Weighted average number of common shares outstanding
Basic and diluted	29,896,145	29,163,320

See accompanying notes to the consolidated financial statements

InterOil Corporation Revised Consolidated Statement of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2007	2006
	$ (Restated)	$ (Restated)

Cash flows provided by (used in):

Operating activities
Net (loss) (note 5)	(5,354,420)	(17,272,744)
Adjustments for non-cash transactions
Non-controlling interest	17,256	(120,498)
Depreciation and amortization	3,459,759	2,837,184
Future income tax asset	(177,536)	60,785
Loss on sale of plant and equipment	—	101,736
Impairment of plant and equipment	—	755,857
Amortization of discount on debt	—	14,445
Amortization of deferred financing costs	105,894	40,964
Gain/(loss) on unsettled hedge contracts	(53,632)	57,963
Gain on derivative contracts	247,580	265,100
Stock compensation expense	889,337	260,523
Inventory revaluation	—	3,944,819
Oil and gas properties expensed	3,336,227	5,042,290
Unrealized foreign exchange loss/(gain)	463,750	1,057,065
Non-cash interest on secured loan facility	1,507,517	—
Change in non-cash operating working capital
Decrease/(increase) in trade receivables	37,722,876	14,703,463
Decrease/(increase) in other assets and prepaid expenses	1,918,777	329,030
(Increase)/decrease in inventories	(42,166,839)	(11,298,075)
Decrease/(increase) in accounts payable, accrued liabilities and income tax payable	(6,895,988)	7,387,292

	(4,979,442)	8,167,199

Investing activities
Expenditure on oil and gas properties	(11,652,767)	(11,626,192)
Proceeds from indirect participation interest on cash calls	9,865,856	—
Expenditure on plant and equipment	(604,203)	(4,800,292)
Expenditure on oil and gas properties applied against indirect participation interest (note 18)	3,327	—
Proceeds from PNG LNG cash call	2,000,000	—
Proceeds received on sale of assets	—	12,142
Acquisition of subsidiary (note 14)	(1,815,660)	—
Deposit on business acquisition	—	(4,500,000)
(Increase)/decrease in restricted cash held as security on borrowings	(5,635,247)	2,484,428
Change in non-cash working capital
Increase/(decrease) in accounts payable and accrued liabilities	926,100	(2,926,186)

	(6,912,594)	(21,356,100)

Financing activities
Proceeds from/(repayments of) unsecured loan	—	1,403,552
Proceeds from/(repayments of) working capital facility	4,247,103	(9,381,853)
Proceeds from conversion of warrants	65,621	—

	4,312,724	(7,978,301)

Increase/(decrease) in cash and cash equivalents	(7,579,312)	(21,167,202)
Cash and cash equivalents, beginning of period	31,681,435	59,601,807

Cash and cash equivalents, end of period (note 6)	24,102,123	38,434,605

See accompanying notes to the consolidated financial statements
See note 7 for non cash financing and investing activities

InterOil Corporation Revised Consolidated Statements of Shareholders’ Equity (Unaudited, Expressed in United States dollars)

	Quarter ended	Year ended	Quarter ended

	March 31,	December 31,	March 31,
	2007	2006	2006
	$ (Restated)	$ (Restated)	$ (Restated)

Share capital

At beginning of period	233,889,366	223,934,500	223,934,500
Issue of capital stock (note 21)	1,019,330	9,954,866	—

At end of period	234,908,696	233,889,366	223,934,500

Contributed surplus

At beginning of period	4,377,426	2,933,586	2,933,586
Stock compensation (note 22)	889,337	1,443,840	260,523

At end of period	5,266,763	4,377,426	3,194,109

Warrants

At beginning of period	2,137,852	2,137,852	2,137,852
Movement for period (note 23)	(18,818)	—	—

At end of period	2,119,034	2,137,852	2,137,852

Accumulated Other Comprehensive Income

At beginning of period	1,492,869	477,443	477,443
Deferred hedge gain recognised on transition	1,385	—	—
Deferred hedge gain/(loss) movement for period, net of tax	(1,774,247)	—	—
Foreign currency translation adjustment movement for period, net of tax	7	1,015,426	(261,986)

At end of period	(279,986)	1,492,869	215,457

Conversion options

At beginning of period	20,000,000	20,000,000	20,000,000
Movement for period (note 18)	(160,000)	—	—

At end of period	19,840,000	20,000,000	20,000,000

Accumulated deficit

At beginning of period	(179,476,945)	(133,678,142)	(133,678,142)
Net (loss) for period	(5,354,420)	(45,798,803)	(17,272,744)

At end of period	(184,831,365)	(179,476,945)	(150,950,886)

Shareholders’ equity at end of period	77,023,142	82,420,568	98,531,032

See accompanying notes to the consolidated financial statements

InterOil Corporation Revised Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended

	March 31,	March 31,
	2007	2006
	$ (Restated)	$ (Restated)

Net loss	(5,354,420)	(17,272,744)

Other comprehensive income, net of tax	(1,772,855)	(261,986)

Comprehensive income/(loss)	(7,127,275)	(17,534,730)

See accompanying notes to the consolidated financial statements

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
1. Nature of operations and organization
InterOil Corporation (the “Company” or “InterOil”) is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).
Management has organized the Company’s operations into four major segments — Upstream, Midstream, Downstream and Corporate.
Upstream includes Exploration and Production operations for crude oil and natural gas in PNG. Midstream includes Liquefaction, Refining and Marketing of products both domestically in Papua New Guinea and for export. Downstream includes Wholesale and Retail Distribution of refined products in PNG. Corporate engages in business development and improvement, common services and management, financing and treasury, government and investor relations. Common and integrated costs are recovered from business segments on an equitable driver basis.
2. Restatement of Consolidated financial statements for the quarters ended March 31, 2007 and 2006
As noted in the superseded consolidated financial statements for the Company for the quarters ended March 31, 2007 issued on May 14, 2007, Management has been liaising with the Securities Exchange Commission (‘SEC’ or ‘Commission’) in relation to comments initially raised by the SEC staff in July 2006 on the Form 40-F filed for the year ended December 31, 2005. The queries were primarily in relation to the accounting treatment of the Indirect Participation Interest agreement # 3 (refer to note 18) as a conveyance in accordance with SFAS 19 — ‘Financial Accounting and Reporting by Oil and Gas Producing Companies’. The SEC staff had also raised comments about other matters related to the accounting treatment of Indirect Participation Interest agreement # 3 such as the fair value methodologies applied and the application of accretion expense.
Based on discussions with the SEC staff, Management has restated the consolidated financial statements for the quarters ended March 31, 2007 and 2006 to reflect a revised model for the accounting treatment for non-financial liability relating to indirect participation interest. These revised consolidated financial statements reflect all changes that have been made in relation to the revised model for the accounting treatment of this non-financial liability in the balance sheet of InterOil as at March 31, 2007 and March 31, 2006, and the statements of operations, shareholders’ equity and cash flows for each of the three month periods then ended. These revised consolidated financial statements will have the effect of superseding the previously issued consolidated financial statements for quarter ended March 31, 2007 and 2006 on May 14, 2007.
Management has adopted a revised model which recognizes the conversion option feature present in the IPI agreement as an impediment to conveyance accounting under SFAS 19 from day one of the IPI Agreement. Based on the revised treatment, the non-financial liability will be maintained at initially recognized value ($105,000,000 less transaction costs) till the conversion feature in the agreement lapses or is exercised. The revised model proposes that conveyance accounting should not be applied till the investors elect to transfer their indirect participation interest in the program into a direct interest in the Production Development Licence (‘PDL’) for a successful well or forfeiture of the conversion option occurs as per the agreement. This was based on the view that the investors have the option to convert into InterOil’s share at any point in time from the date of the agreement till the option lapses on the occurrence of any of the conditions outlined in the contract. The exercise of the option by the investors during the exploration program would have resulted in funding provided by the IPI investors being in the nature of purchase price for InterOil’s shares rather than funding for a participation interest in InterOil’s exploration program.
Management’s original model, reflected in the superseded consolidated financial statements, was that conveyance accounting under SFAS 19 was triggered from day one as the intent of the IPI agreement was for the investors to fund eight well exploration program in Papua New Guinea in return for a twenty five percent interest in successful wells. Management’s earlier view was that the conversion option was considered only incidental to recoup some of the initial investment and would only be exercised if all the wells were dry and abandoned. The conversion option was fair valued by the management, bifurcated and disclosed separately, under equity, from the non-financial liability.
The conversion option feature in the IPI Agreement was valued and bifurcated using relative fair value approach based on CICA 3861 — ‘Financial Instruments Disclosure and Presentation’. CICA 3861 Para .22 gives the option to value the components using the relative fair value approach (as adopted earlier) or the residual method by valuing the easier component first. Management has adopted an accounting policy change to value the liability component first and assign the residual value to the equity component. This revised residual basis methodology has been adopted due to difficulties in reliably estimating the fair value of the equity component (taking into account all the scenarios in which the values of both the drilling program interests and common shares could change) and appropriately applying the relative fair value approach. The non-financial liability has been valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program (same estimate as disclosed in December 31, 2005 financials), and the residual value of $20,000,000 has been allocated to conversion option presented under Shareholder’s equity.

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
2. Restatement of Consolidated financial statements for the quarters ended March 31, 2007 and 2006 (cont’d)
Management has also resolved not to discount the liability on recognition and accrete the balance over the life of the exploration program. The transaction costs relating to the transaction amounting to $8,138,742 has been presented in accordance with EIC-94 — “Accounting for Corporate Transaction Costs”, which indicates that costs that are related to debt, should be presented as a non-current deferred charge in a classified balance sheet. The investors signed an amendment to the IPI agreement which clarified certain provisions of the IPI Agreement on the nature of costs that could be incurred with the IPI funds, including deductibility of transaction costs relating to the IPI Agreement from the IPI proceeds received on signing the agreement. As a result, the full amount of the costs relating to the IPI Agreement will be netted off against the liability.
Given below is a summary of revised accounting treatment of the indirect participation interest contract and its impact on the consolidated financial statements:
Restatement to Consolidated Balance Sheets

	March 31, 2007			March 31, 2006
	Original		Restated	Original		Restated
	Balance	Adjustments	Balance	Balance	Adjustments	Balance	Reference
	$	$	$	$	$	$

Non-current assets
Oil and gas properties (note 12)	42,567,844	17,074,613	59,642,457	16,709,923	9,695,948	26,405,871	(i), (ii)

Current and Non-current liabilities
Indirect participation interest (note 18)	49,246,182	46,840,187	96,086,369	55,993,003	40,868,256	96,861,259	(i), (iii), (iv), (v)
Indirect participation interest — PNGDV (note 18)	1,781,271	143,223	1,924,494	9,685,830	—	9,685,830	(vii)

Shareholders’ Equity
Share capital (note 21)	234,571,924	336,772	234,908,696	223,934,500	—	223,934,500	(iv)
Conversion options (note 18)	25,271,563	(5,431,563)	19,840,000	25,475,368	(5,475,368)	20,000,000	(iii), (iv)
Accumulated deficit	(160,017,361)	(24,814,004)	(184,831,365)	(125,253,946)	(25,696,940)	(150,950,886)

Restatement to Consolidated Statement of Operations

	Quarter ended March 31, 2007			Quarter ended March 31, 2006
	Original		Restated	Original		Restated
	Balance	Adjustments	Balance	Balance	Adjustments	Balance	Reference
	$	$	$	$	$	$

Expenses

Exploration costs, excluding exploration impairment (note 12)	3,367,903	(45,959)	3,321,944	3,193	3,556,537	3,559,730	(ii)
Exploration impairment (note 12)	14,283	—	14,283	241,553	1,241,007	1,482,560	(ii)
Accretion expense (note 18)	340,347	(340,347)	—	1,888,191	(1,888,191)	—	(v), (vii)

	3,722,533	(386,306)	3,336,227	2,132,937	2,909,353	5,042,290

Net loss	5,740,726	(386,306)	5,354,420	14,363,391	2,909,353	17,272,744

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
2. Restatement of Consolidated financial statements for the quarters ended March 31, 2007 and 2006 (cont’d)
The above tables should be read in conjunction with the restatements made for the years ended December 2006 and 2005 as noted in the revised consolidated financial statements for the years then ended.
(i)	Conveyance accounting under SFAS 19 adopted by the Company from day one under the original model has been reversed and non-financial liability maintained at initially recognized value of $105,000,000, being the estimated cost of completing the eight well program, less transaction costs. The remaining $20,000,000 has been bifurcated and presented under equity for conversion options under residual basis. Under the revised model, conveyance accounting will be triggered only on the lapse of conversion option available to the investors or they elect to participate in the PDL for a successful well. This adjustment has the effect of increasing the ‘IPI liability’ and ‘Oil and gas properties’ from the superseded balance as at March 31, 2007 by $51,213,190 (March 31, 2006 — $42,928,569).

(ii)	As conveyance accounting is not triggered from day one under the revised model, the Company will account for the exploration costs relating to the eight well program under successful efforts accounting policy adopted by the Company as noted under note 3(r) of the audited consolidated financial statements — ‘Oil and gas properties’. All geological and geophysical (‘G&G’) costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period. Under the earlier model, all costs relating to the eight well exploration program (covered by the IPI Agreement) was directly offset against the IPI liability and not capitalized to ‘Oil and gas properties’ or expensed in InterOil’s Statement of income. This was based on Management’s view that the conveyance had occurred from day one of the Agreement and these exploration costs were being expended on behalf of the IPI Investors, reducing the IPI liability in the process. This adjustment has the effect of decreasing the exploration costs for the quarter ended March 31, 2007 by $45,958 (same period of 2006 — increasing the exploration costs by $3,556,537). The exploration impairment for the quarter ended March 31, 2006 increased by $1,241,007; there was no impact due to the adjustment on the quarter ended March 31, 2007. The impact of this profit and loss adjustment on the exploration costs have the corresponding effect on the ‘Oil and gas properties’ carried forward in the balance sheet.

(iii)	In the superseded financial statements, the conversion option feature in the IPI Agreement was valued and bifurcated using relative fair value approach based on CICA 3861 — ‘Financial Instruments Disclosure and Presentation’. CICA 3861 Para .22 gives the option to value the components using the relative fair value approach (as adopted earlier) or the residual method by valuing the easier component first. Based on discussions with the SEC, Management has adopted an accounting policy change to value the liability component first and assign the residual value to the equity component. This revised residual basis methodology has been adopted due to difficulties in reliably estimating the fair value of the equity component (taking into account all the scenarios in which the values of both the drilling program interests and common shares could change) and appropriately applying the relative fair value approach. The non-financial liability has been valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program (same estimate as disclosed in December 31, 2005 financials), and the residual value of $20,000,000 has been allocated to conversion option presented under Shareholder’s equity. This revision was made as it was determined that the non-financial liability component was more easily measurable than the conversion option feature. This adjustment has the effect of increasing the IPI liability and correspondingly reducing the Conversion options from the superseded balance as at March 31, 2007 by $5,475,368 (March 31, 2006 — $5,475,368).

(iv)	Should the conversion option be exercised by an investor, the non-financial liability and the conversion feature relating to that investor would be transferred to share capital for the number of shares issued. Under the original model if a conversion had taken place, the proportionate portion of the remaining liability and the share conversion option under equity would have been reclassified into share capital. Due to this adjustment an additional amount of $336,772 has been credited to the share capital in the quarter ended March 31, 2007 for the conversion by one of the investors of their interest into 26,667 shares. There were no conversions in the quarter ended March 31, 2006.

(v)	As noted above, the Company had, under the original model, bifurcated the non-financial liability and conversion option feature, and based on this allocation, the initial value of the non-financial liability did not represent the total expected cash costs to fulfill the contract. InterOil had drawn comparisons between this situation and the accounting approach that is adopted with respect to mandatory redeemable securities, where there can also be a difference between the initial value of the security and the redemption price, and accreted the non-financial liability upwards to reflect the cost of completion of the eight well program over the budgeted timeline of the program. Based on the revised model, the liability is maintained at the undiscounted value and accretion costs are no longer recognized. This adjustment has the effect of reducing the loss for the quarter ended March 31, 2007 by $305,937 (2006 — $1,888,191). These decreases to the accretion expense have the corresponding effect of increasing the IPI liability in the balance sheet.

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
2. Restatement of Consolidated financial statements for the quarters ended March 31, 2007 and 2006 (cont’d)
(vi)	When conveyance is triggered on election by the investors to participate in a PDL or when the investor forfeits the conversion option, conveyance accounting will be applied. This would entail determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet. The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the Statement of operations following the guidance in paragraphs 47(h) and 47(j) of SFAS 19. There is no impact on the consolidated financial statements for the quarters ended March 31, 2007 and 2006 due to this adjustment as conveyance has not been triggered based on this revised model during these periods.

(vii)	Management has applied the same methodology on the discounting and accretion expense in relation to the PNG Drilling Ventures liability and reversed the initial discounting of the liability on recognition and the related accretion charges. This adjustment has the effect of decreasing the loss for the quarter ended March 31, 2007 by $34,411 (2006 — nil). This adjustment also has the corresponding effect of decreasing the Indirect Participation Interest — PNGDV’ liability.

(viii)	The impact of all the above adjustments on the consolidated statement of income for the quarters ended March 31, 2007 and 2006 has been a decrease in the loss by $386,306 ($0.01 per share) and an increase in the loss by $2,909,353 ($0.10 per share) respectively.

(ix)	In accordance with IPI Agreement, InterOil has made cash calls for the extended well programs performed on the exploratory wells that form part of the IPI Agreement. These are additional cash calls made from the IPI investors for their interest in specific extended well programs undertaken by the Company. These cash calls were shown as a liability when received and reduced as amounts were spent on the extended well programs. There has been no change to the accounting treatment of the cash calls as these amounts are received for specific programs and there is no conversion option feature or any changes to the investor participation interest due to contributions to these cash calls.
Management would like to emphasize that the changes to the accounting treatment resulting from the adoption of the revised model for the recording of the IPI Agreement will not affect the cash position of the company.
3. Significant accounting policies
The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied for all years presented, unless otherwise stated.
(a) Basis of preparation
These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern.
The revised consolidated financial statements for the three months ending March 31, 2007 are in accordance with Canadian GAAP which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying Company’s accounting policies. These estimates and judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.
With the exception of changes discussed in 2(b) below relating to the new accounting standards, the accounting principles applied to the consolidated interim financial statements are consistent with those described in note 3 of the audited revised consolidated financial statements for the year ended December 31, 2006. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted, and therefore, these interim financial statements and notes thereto should be read in conjunction with the audited financial statements for the year ended December 31, 2006.
(b) Changes in accounting policies
Financial instrument and hedging activities
Effective January 1, 2007 the Company adopted the following new Canadian Institute of Chartered Accountants (CICA) sections:
•	Section 1530, Comprehensive Income;

•	Section 3251, Equity;

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Significant accounting policies (cont’d)
•	Section 3855, Financial Instruments — Recognition and Measurement; and

•	Section 3865, Hedges.
These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting. The standards have been adopted prospectively and a such the comparative interim consolidated financial statements have not been restated. The adoption of these Handbook sections had no impact on opening retained earnings or accumulated other comprehensive income.
Comprehensive Income
Section 1530 establishes standards for reporting and presenting comprehensive income and other comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.
Financial Instruments — Recognition and Measurement
Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. All financial instruments must be classified as one of the following five categories: held-for-trading; held-to-maturity instruments; loans and receivables; available-for-sale financial assets; or other financial liabilities. All financial instruments, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities measured at amortized cost, are reported on the balance sheet at fair value. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings.
Derivatives
All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sale and purchase exception. All changes in fair value are included in earnings unless cash flow hedge or net investment accounting is used, in which case changes in fair value are recorded in other comprehensive income, to the extent the hedge is effective, and in earnings, to the extent it is ineffective.
Hedge Accounting
Section 3865 establishes standards for when and how hedge accounting may be applied. Hedge accounting continues to be optional. At inception of the hedge, the Company must formally document the designation of the hedge, the risk management objectives, the hedging relationships between the hedged items and the hedging items and the methods for testing the effectiveness of the hedge. The Company assesses, both at inception of the hedge and on an ongoing basis, whether the derivatives designated as hedges are highly effective in offsetting changes in fair values or cash flows of hedged items.
For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.
On first time adoption, in accordance with the transition provisions of Section: 3865 — Hedges, $1,385 was taken up as the opening deferred hedge gain recognized on transition at January 1, 2007.
Accounting Changes
Effective January 1, 2007 the Company adopted the revised recommendations of CICA section 1506, Accounting Changes. Under the revised standards, voluntary changes in accounting polices are permitted only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
3. Significant accounting policies (cont’d)
(c) Going concern
These consolidated financial statements assume that InterOil will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations and therefore the consolidated financial statements do not include any adjustments relating to the recoverability of assets.
As shown in the consolidated financial statements, the Company incurred a net loss of $5.4 million and used cash in its operating activities of $5.0 million during the three months ended March 31, 2007. The Company had cash and cash equivalents of $24.1 million and $38.1 million in restricted cash as at March 31, 2007. The Company believes that this is sufficient to fund on-going operations. The current financial condition, among other factors, indicates that with focused management and the continued support of lenders InterOil has the ability to continue as a going concern.
The Company’s continuation as a going concern is dependent upon its ability to internally generate or externally raise additional cash to allow for the satisfaction of its obligations on a timely basis. InterOil is actively optimizing the business, improving cash generated from operations and exploring various financing alternatives. Management has initiated business improvement programs and will continue to manage value enhancing opportunities and reduce expenses until optimal operations are achieved. While the Company is exploring all opportunities to improve its financial condition, there is no assurance that these programs will be successful.
(d) Reclassification
Certain prior periods’ amounts have been reclassified to conform to current presentation.
4. Financial Risk Management
The Company’s activities expose it to a variety of financials risks; market risk, credit risk, liquidity risk and cash flow interest rate risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.
Risk Management is carried out by the Finance Department under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments.
(a) Market risk
Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency.
The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States Dollar.
Most of the Company transactions are undertaken in United States Dollars, hence reducing the foreign exchange risk exposure of the Company. The Papua New Guinea Kina exposures are minimized as the downstream sales in local currency is used to adequately cover the operating expenses of the midstream refinery and downstream operations.
Price risk
The midstream refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery on sales to downstream operations and other distributors.
The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.
The derivative contracts are entered into by the Management based on documented risk management strategies which have been approved by the Risk Management Committee. All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
4. Financial Risk Management (cont’d)
Product risk
The composition of the crude feedstock will vary the refinery output of products. The 2007 output achieved includes distillates fuels, which includes diesel, gasoline and jet fuels (65%) (Mar 2006 — 64%) and naphtha and low sulphur waxy residue (30%) (Mar 2006 — 26%). The product yields obtained will vary going forward as the refinery operations are optimized and will vary based on the type of crude feedstock used.
Management tries to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.
(b) Credit risk
A significant amount of the Company’s export sales are made to one customer in Singapore which represented $23,086,384 (Mar 2006 -$16,623,840) or 18% (Mar 2006 — 15%) of total sales in the three months ended March 31, 2007. The Company’s domestic sales for the period ended March 31, 2007 were not dependent on a single customer or geographic region of Papua New Guinea.
The export sales to one customer is not considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets.
(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying business, Company Finance aims at maintaining flexibility in funding by keeping committed credit lines available.
(d) Cash flow and fair value interest rate risk
As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.
The Company’s interest-rate risk arises from long-term borrowings and working capital financing facilities. Borrowings issued at variable rates expose the Company to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Company to fair value interest-rate risk.
The Company’s long term borrowings mainly consists of OPIC and Merrill Lynch facilities (refer note 16) and the working capital financing facility is provided by BNP Paribas (refer note 13). Company is actively seeking to manage its cash flow and fair value interest-rate risks.
(e) Geographic risk
The operations of InterOil are concentrated in Papua New Guinea.
5. Segmented financial information (Restated)
As stated in note 1, management has identified four major business segments — upstream, midstream, downstream and corporate. The corporate segment includes assets and liabilities that do not specifically relate to the other business segments. Results in this segment primarily include financing costs and interest income.
During the quarter ended September 30, 2006 the Company started incurring costs in relation to the Liquefaction project which has been reported separately under Midstream — Liquefaction project below.
The foreign exchange loss/(gain) for the prior years were disclosed separately at 2006 year end to provide additional information to the reader. This item was classified under office and administration and other expenses in the prior periods. The quarterly comparatives have been reclassified to reflect the change in disclosure.

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
5. Segmented financial information (Restated) (cont’d)
At 2006 year end management also decided to reclassify the interest and other income to the relevant segments to provide additional information to the reader. The quarterly comparatives have been reclassified to reflect the change in disclosure.
Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.
Notes to and forming part of the segment information
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 3.
Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, midstream and downstream include costs allocated from the corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories.

		Midstream —
		Refining and	Midstream —			Consolidation
Quarter ended March 2007 (Restated)	Upstream	Marketing	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	48,212,750	—	77,705,448	—	—	125,918,198
Intersegment revenues	—	54,833,089	—	19,676	1,933,293	(56,786,058)	—
Interest revenue	188,559	9,485	—	2,911	526,512	(39,058)	688,409
Other revenue	205,948	—	—	84,225	—	—	290,173

Total segment revenue	394,507	103,055,324	—	77,812,260	2,459,805	(56,825,116)	126,896,780

Cost of sales and operating expenses	—	94,841,693	—	71,607,548	—	(54,220,409)	112,228,832
Office and admin and other expenses	814,727	1,771,088	322,640	3,043,692	3,747,249	(1,933,293)	7,766,103
Foreign exchange loss/(gain)	252,693	107,449	(458)	132,558	(28,492)	—	463,750
Exploration costs, excluding exploration impairment	3,321,944	—	—	—	—	—	3,321,944
Exploration impairment	14,283	—	—	—	—	—	14,283
Depreciation and amortisation	308,876	2,716,674	—	455,634	11,083	(32,508)	3,459,759
Interest expense	—	2,090,645	—	39,519	2,390,804	(39,060)	4,481,908

Total segment expenses	4,712,523	101,527,549	322,182	75,278,951	6,120,644	(56,225,270)	131,736,579

(Loss)/income before income taxes and non-controlling interest	(4,318,016)	1,527,775	(322,182)	2,533,309	(3,660,839)	(599,846)	(4,839,799)
Income tax expense	—	—	—	(483,099)	(14,266)	—	(497,365)
Non controlling interest	—	(16,954)	—	—	—	(302)	(17,256)

Total net income/(loss)	(4,318,016)	1,510,821	(322,182)	2,050,210	(3,675,105)	(600,148)	(5,354,420)

Total assets	83,626,084	331,815,126	(736,843)	97,490,136	392,868,906	(398,635,933)	506,427,476

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
5. Segmented financial information (Restated) (cont’d)

						Consolidation
Quarter ended March 31, 2006 (Restated)	Upstream	Midstream	Midstream — LNG	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	80,853,289	—	27,775,493	—	—	108,628,782
Intersegment revenues	—	22,155,343	—	472	1,717,712	(23,873,527)	—
Interest revenue	353,773	96,430	—	31,735	193,578	(68,437)	607,080
Other revenue	605,544	—	—	—	50,443	—	655,987

Total segment revenue	959,317	103,105,062	—	27,807,700	1,961,733	(23,941,964)	109,891,849

Cost of sales and operating expenses	—	105,550,437	—	25,174,069	—	(22,155,814)	108,568,692
Office and admin and other expenses	970,153	1,820,697	—	2,949,929	3,187,080	(1,690,397)	7,237,462
Foreign exchange (gain)/loss	83,042	963,483	—	9,624	916	—	1,057,065
Exploration costs, excluding exploration impairment	3,559,730	—	—	—	—	—	3,559,730
Exploration impairment	1,482,560	—	—	—	—	—	1,482,560
Depreciation and amortisation	197,808	2,598,000	—	61,907	11,976	(32,507)	2,837,184
Interest expense (i)	1,325	2,342,353	—	38,419	353,495	(68,437)	2,667,155

Total segment expenses	6,294,618	113,274,970	—	28,233,948	3,553,467	(23,947,155)	127,409,848

(Loss)/income before income taxes and non-controlling interest	(5,335,301)	(10,169,908)	—	(426,248)	(1,591,734)	5,191	(17,517,999)
Income tax expense	—	—	—	143,848	(19,091)	—	124,757
Non controlling interest	—	118,488	—	—	2,010	—	120,498

Total net income/(loss)	(5,335,301)	(10,051,420)	—	(282,400)	(1,608,815)	5,191	(17,272,744)

Total assets	62,324,868	308,652,928	—	51,066,931	306,555,808	(316,423,559)	412,176,976

6. Cash and cash equivalents
The components of cash and cash equivalents are as follows:

	March 31,	December 31,	March 31,
	2007	2006	2006
	$	$	$

Cash on deposit	24,102,123	31,681,435	38,430,628
Bank term deposits
— Papua New Guinea kina deposits	—	—	—
— Australian dollar deposits	—	—	3,977

	24,102,123	31,681,435	38,434,605

All non-cash investing and financing activities disclosed in note 7 relate to the “corporate” segment except for that involving the decrease in plant and equipment as a result of impairment (upstream).

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
7. Supplemental cash flow information

	Quarter ended	Year ended	Quarter ended

	March 31,	December 31,	March 31,
	2007	2006	2006
	$	$	$

Cash paid during the year
Interest	2,044,020	8,548,552	953,725
Income taxes	46	2,306,218	632,380
Interest received	687,786	3,154,380	522,060
Non-cash investing and financing activities:
Deferred financing costs included in accounts payable and accrued liabilities	—	500,000	—
Decrease in plant and equipment as a result of impairment	—	755,857	755,857
Transfer to plant and equipment to assets held for sale	—	—	3,368,750
Deferred liquefaction project liability	—	6,553,080	—
Increase in share capital from:
the exercise of share options	—	532,232	—
the exercise of warrants	18,818	—	—
conversion of indirect participation interest into share capital	598,119	7,948,691	—

8. Financial instruments
Cash and cash equivalents
With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. In the three months ended March 31 2007, the Company earned 5.1% (2006 — 4.2%) on the cash on deposit which related to the working capital facility. In the three months ended March 31 2007, cash and cash equivalents earned an average interest rate of 4.54% per annum (2006 — 3.2%) on cash, other than the cash on deposit that was related to the working capital facility.
Credit risk is minimized as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency. The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, all short-term loan facilities and amounts due to related parties approximate fair values due to the short term maturities of these instruments.
Cash restricted
All other components of cash and cash equivalents are non-interest bearing. Restricted cash, which mainly relates to the working capital facility, is comprised of the following:

	March 31,	December 31,	March 31,
	2007	2006	2006
	$	$	$

Cash deposit on working capital facility (5.1%)	34,930,567	29,301,940	13,568,494

Cash restricted — Current	34,930,567	29,301,940	13,568,494

Cash deposit on secured loan (3.6%)	652,923	647,502	506,466
Debt reserve for secured loan	2,420,000	2,420,000	—
Bank term deposits on Petroleum Prospecting Licenses (0.8%)	108,168	107,997	102,881
Cash deposit on office premises (6.0%)	42,813	41,785	—

Cash restricted — Non-current	3,223,904	3,217,284	609,347

	38,154,471	32,519,224	14,177,841

Cash held as deposit on the working capital facility supports the Company’s working capital facility with BNP Paribas. The balance is based on 20% of the outstanding balance of the base facility subject to fluctuations or variations in inventory and accounts receivables plus any amounts that are fully cash secured. The cash held as deposit on secured loan supports the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”).
The debt reserve for secured loan supports the bridging facility. As part of the facility, InterOil is required to maintain two quarterly interest repayments in the debt reserve account.

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
8. Financial instruments (cont’d)
Bank term deposits on Petroleum Prospecting Licenses are unavailable to the Company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.
The prior period balances of restricted cash have been reclassified to correctly reflect the current and non-current component, consistent with the current year presentation.
Commodity derivative contracts
InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product and crude inventories. As at March 31, 2007, InterOil had entered into naphtha swap agreements to hedge a portion of second quarter 2007 naphtha sales.
At March 31, 2007, InterOil had a net payable of $227,980 (Dec 2006 — net receivable of $1,759,575, Mar 2006 — net receivable of $1,484,347) relating to commodity hedge contracts. Of this total, a payable of $1,785,900 (Dec 2006 — $45,925, Mar 2006 — receivable of $1,164,447) relates to hedges deemed effective at March 31, 2007 and a receivable of $1,557,920 (Dec 2006 — 1,805,500, Mar 2006 - $319,900) relates to derivative contracts that were closed and for which hedge accounting has been discontinued. The gain on the derivative contracts for which hedge accounting was discontinued is included in general and administration expenses for the year three months ended March 31, 2007. The loss on the hedges on which final pricing will be determined in future periods of $1,792,218 (Dec 2006 — gain of $1,389, Mar 2006 — gain of $1,341,609) has been included in comprehensive income.
The following summarizes the effective hedge contracts by derivative type on which final pricing will be determined in future periods as at March 31, 2007:

Derivative	Type	Notional volumes (bbls)

Crude swap	Buy crude	150,000
Naphtha swap	Sell Naphtha	250,000

The following summarizes the effective hedge contracts by derivative type on which final pricing will be determined in future periods as at December 31, 2006:

Derivative	Type	Notional volumes (bbls)

Naphtha swap	Sell Naphtha	175,000

The following summarizes the effective hedge contracts by derivative type on which final pricing will be determined in future periods as at March 31, 2006:

Derivative	Type	Notional volumes (bbls)

Crude swap	Sell crude	150,000
Crude swap	Buy crude	300,000
Naphtha swap	Sell naphtha	80,000
Jet kerosene crack spread swap	Sell jet kerosene/buy crude	249,999

9. Trade receivables
InterOil has a discounting facility with BNP Paribas on specific monetary receivables under which the Company is able to sell, on a revolving basis, specific monetary receivables up to $40,000,000 (refer to note 13). As at March 31, 2007, $3,392,411 (Dec 2006 — $23,671,568, Mar 2006 — $nil) accounts receivable had been sold with recourse under the facility. As the sales of receivables are with recourse, the receivables are retained on the balance sheet and included in the outstanding accounts receivable and the proceeds are recognized in the working capital facility. The Company has retained the responsibility for administering and collecting accounts receivable sold.
At March 31, 2007, $21,858,235 (Dec 2006 — $55,955,400, Mar 2006 — $29,493,476) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 13. This balance includes $14,646,532 (Dec 2006 — $20,186,665, Mar 2006 — $6,840,518 ) of intercompany receivables which were eliminated on consolidation.

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
10. Inventories

	March 31,	December 31,	March 31,
	2007	2006	2006
	$	$	$

Midstream — refining and marketing (crude oil feedstock)	45,207,271	12,795,356	4,309,468
Midstream — refining and marketing (refined petroleum product)	33,343,400	22,329,270	28,336,641
Midstream — refining and marketing (parts inventory)	128,701	46,636	—
Downstream (refined petroleum product)	30,869,969	32,422,296	17,416,117

	109,549,341	67,593,558	50,062,226

At March 31, 2007 and December 31, 2006, all inventory balances are carried at cost whereas at March 31, 2006, midstream inventory had been written down to its net realizable value. The write down of $3,944,819 was included in cost of sales.
At March 31, 2007, $78,550,671 (Dec 2006 — $35,124,626, Mar 2006 — $32,646,109) of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 13.
11. Plant and equipment
The majority of the Company’s plant and equipment is located in Papua New Guinea, except for items in the corporate segment with a net book value of $128,223 (Dec 2006 — $118,644, Mar 2006 - $71,528) which are located in Australia. Amounts in deferred project costs and work in progress are not being amortized.
Consolidation entries relates to midstream assets which were created when the gross margin on 2004 refinery sales to the downstream segment were eliminated in the development stage of the refinery.

				Corporate &
March 31, 2007	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	1,247,201	249,776,157	39,801,375	167,459	290,992,192
Deferred project costs and work in progress	—	737,447	1,195,524	—	1,932,971
Consolidation entries	—	—	—	(2,958,181)	(2,958,181)
Accumulated depreciation and amortisation	(174,145)	(24,477,726)	(24,580,918)	(39,237)	(49,272,026)

Net book value	1,073,056	226,035,878	16,415,981	(2,829,959)	240,694,956

Capital expenditure for quarter ended Mar 2007	—	50,705	1,391,422	20,662	1,462,789

				Corporate &
December 31, 2006	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	1,247,201	249,741,042	37,697,458	146,797	288,832,498
Deferred project costs and work in progress	—	723,566	715,653	—	1,439,219
Consolidation entries	—	—	—	(2,990,688)	(2,990,688)
Accumulated depreciation and amortisation	(153,455)	(21,760,341)	(22,697,003)	(28,153)	(44,638,952)

Net book value	1,093,746	228,704,267	15,716,108	(2,872,044)	242,642,077

Capital expenditure for year ended Dec 2006	—	11,948,960	10,543,842	156,817	22,649,619

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
11. Plant and equipment (cont’d)

				Corporate &
March 31, 2006	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	1,257,544	238,072,614	12,158,127	85,741	251,574,026
Deferred project costs and work in progress	—	6,099,260	1,756,494	—	7,855,754
Consolidation entries	—	—	—	(3,088,211)	(3,088,211)
Accumulated depreciation and amortisation	(106,046)	(13,838,165)	(7,259,374)	(14,213)	(21,217,798)

Net book value	1,151,498	230,333,709	6,655,247	(3,016,683)	235,123,771

Capital expenditure for quarter ended Mar 2006	—	4,106,245	551,695	63,602	4,721,542

During the three months ended March 31, 2007, InterOil did not recognize any gains or losses (Mar 2006 — loss of $112,474) on the disposal of assets.
12. Oil and gas properties (Restated)
For detailed reconciliation of the restated and superseded balance, refer note 2 above.
Costs of oil and gas properties which are not subject to depletion are as follows:

	March 31,	December 31,	March 31,
	2007	2006	2006
	$(Restated)	$ (Restated)	$ (Restated)

Drilling equipment	20,125,225	18,242,972	15,365,718
Petroleum Prospecting License drilling programs at cost	39,517,232	36,281,375	11,040,153

	59,642,457	54,524,347	26,405,871

The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the periods ended:

	Quarter ended	Year ended	Quarter ended

	March 31,	December 31,	March 31,
	2007	2006	2006
	$(Restated)	$(Restated)	$(Restated)

Exploration costs, excluding exploration impairment	3,367,903	6,176,866	3,559,730
Exploration impairment	14,283	1,647,185	241,553

	3,382,186	7,824,051	3,801,283

13. Working capital facility — crude feedstock
As at the beginning of 2006, InterOil had a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $150,000,000. During the year 2006 this facility was increased to its current maximum availability of $170,000,000.
This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both a cash secured short term facility and a discounting facility on specific monetary receivables (note 9). The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.
The base facility bears interest at LIBOR + 2.5% on the short term advances. During the period the weighted average interest rate was 6.4% (Dec 2006 — 7.28%, Mar 2006 — 6.99%).

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
13. Working capital facility — crude feedstock (cont’d)
The following table outlines the facility and the amount available for use at year end:

	March 31,	December 31,	March 31,
	2007	2006	2006
	$	$	$

Working capital credit facility	170,000,000	170,000,000	150,000,000

Less amounts included in the working capital facility liability:
Short term advances	(37,728,200)	(13,201,940)	(61,342,469)
Discounted receivables (note 9)	(3,392,411)	(23,671,568)	—

	(41,120,611)	(36,873,508)	(61,342,469)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(46,000,000)	(79,000,000)	(5,000,000)
Hedging facility	(1,500,000)	(1,500,000)	1,500,000

Working capital credit facility available for use	81,379,389	52,626,492	85,157,531

At March 31, 2007, the company had one letter of credit outstanding for $46,000,000. The letter of credit outstanding relates to March crude receipt and expires on April 19, 2007.
The cash deposit on working capital facility, as separately disclosed in note 7, included restricted cash of $34,930,567 (Dec 2006 — $29,301,940, Mar 2006 — $13,568,494) which was being maintained as a security margin for the facility. In addition, inventory of $78,550,671 (Dec 2006 - $35,124,626, Mar 2006 — $32,646,109) and trade receivables of $21,858,235 (Dec 2006 - $55,955,400, Mar 2006 — $29,493,476) also secured the facility. The trade receivable balance securing the facility includes $14,646,532 (Dec 2006 — $20,186,665, Mar 2006 — $6,840,518) of inter-company receivables which were eliminated on consolidation.
14. Acquisition of a subsidiary
IPL PNG Ltd.
On October 1, 2006, InterOil, through its wholly owned subsidiary, InterOil Products Limited acquired 100% of the outstanding common shares of Shell Papua New Guinea Limited which was subsequently renamed IPL PNG Ltd (“IPL PNG”). IPL PNG is a distributor of refined petroleum products in Papua New Guinea.
The results of IPL PNG’s operations have been included in the consolidated financial statements since October 1, 2006, the date on which control of IPL PNG’s shares was transferred to InterOil. The purchase price is $10,000,000 plus an amount equal to the net current assets of Shell based on the year ended 2005 accounts. However, if the net current assets at the transfer date exceed the net current assets in the year end 2005 accounts by more than Kina 500,000, then InterOil will pay the amount of excess to the vendor.
The transfer date accounts were reviewed by an independent accountant to establish the final settlement of the purchase price. As at December 31, 2006, InterOil had paid $30,639,000 in cash to Shell and this balance was further subject to a working capital adjustment. During quarter ended March 31, 2007, InterOil has paid $1,815,660 and accrued for $863,775 as adjustment to purchase price for the working capital adjustment.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

$

Cash	4,989,895
Trade receivables	6,288,834
Inventory	20,429,728
Other assets	2,190,226
Future income tax benefit	1,698,224
Property, plant and equipment	9,711,213

Total assets acquired	45,308,120

Accounts payable and accrued liabilities	(11,815,188)

Net assets acquired	33,492,932

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
14. Acquisition of a subsidiary (cont’d)
PNG LNG Inc. and Liquid Niugini Gas Ltd
In 2006, InterOil acquired 100% of the issued share capital of PNG LNG, Inc. and Liquid Niugini Gas Ltd for a total cost of $1,001. The purchase price reflected the book value of the shares at the time of acquisition as both were dormant shelf companies at the time of acquisition. These companies comprise the Midstream — liquefaction segment reported in these financials.
15. Related parties
Petroleum Independent and Exploration Corporation (“P.I.E”)
P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acts as a sponsor of the Company’s oil refinery project. Articles of association of SPI InterOil LDC (“SPI”) provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI and its U.S. sponsor under the Overseas Private Investment Corporation (“OPIC” - which is an agency of the U.S. Government) loan agreement. SPI does not have a Board of Directors, instead P.I.E has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI. During the three months ended 31 March 2007, $37,500 (Mar 2006 — $37,500) was expensed for the sponsor’s legal, accounting and reporting costs. These costs were included in accrued liabilities at March 31, 2007.
Breckland Limited
The entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms. An amount of $33,003 was payable to Breckland during the quarter (Mar 2006 — $44,357).
Director fees
Amounts due to Directors and executives at March 31, 2007 totaled $26,000 for Directors fees (Dec 2006 — $18,000, Mar 2006 — $61,000) and $nil for executive bonuses (Dec 2006 — $nil, Mar 2006- $748,333). These amounts are included in accounts payable and accrued liabilities.
BNP Paribas
One of our Directors — Edward Speal, is the President and CEO of BNP Paribas (Canada). InterOil has a working capital facility with BNP Paribas (Singapore) of $170,000,000 (as per note 13) - Management does not consider this to be related party transaction as the Director does not have the ability to exercise, directly or indirectly, control, joint control or significant influence over BNP (Singapore).
16. Unsecured loan
On January 28, 2005, InterOil obtained a $20 million term loan facility. The loan had an interest rate equal to 5% per annum payable quarterly in arrears and includes a 1% arrangement fee of the face amount. On July 21, 2005, the short term loan facility increased from $20 million to $25 million. The term of the loan was fifteen months from the initial disbursement dates, and was repayable at any time prior to expiry with no penalty.
The loan and all accrued interest was repaid during 2006 and therefore the total balance outstanding at March 31, 2007 is $nil (Dec 2006 — $nil, Mar 2006 — $22, 856, 684).

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
17.  Secured loan

	March ,31	December ,31	March 31,
	2007	2006	2006
	$	$	$

Secured loan (OPIC) — current portion	13,500,000	13,500,000	9,000,000

Secured loan (OPIC) — non current portion	62,500,000	62,500,000	71,500,000
Secured loan (OPIC) — deferred financing costs	(1,526,569)	—	—
Secured loan (bridging facility) — non current portion	123,173,950	121,666,433	—

Total non current secured loan	184,147,381	184,166,433	71,500,000

Total secured loan	197,647,381	197,666,433	80,500,000

OPIC Secured Loan
On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The loan is secured over the assets of the refinery project which have a carrying value of $226,082,553 at March 31, 2007 (Dec 2006 — $228,704,267, Mar 2006 - $223,488,760).
The interest rate on the loan is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). The weighted average interest rate for the period ended March 31, 2007 is 7.1% (Mar 2006 — 7.1%) and the total interest expense included in long term borrowing costs was $1,334,875 (Mar 2006 — $1,421,613).
The loan agreement was last amended on December 29, 2006. Under the amendment, the half yearly principal payment due in December 2006 and June 2007 of $4,500,000 each have been deferred until December 31, 2007 and interest previously due on December 31, 2006 and June 30, 2007 were deferred until September 30, 2007. The normal repayment of interest and principal will recommence on September 30, 2007 and December 31, 2007 respectively. Interest relating to the loan is accrued in the financial statements and has been included in accounts payable and accrued liabilities. Fees of $500,000 associated with the amendment have been included in deferred financing costs and accrued financing costs at December 31, 2006.
Due to the amendment of the loan agreement, three installment payments amounting to $13,500,000 which become due for payment on December 31, 2007 have been reclassified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. Under the amendment, the covenants related to minimum levels of tangible net worth have been waived until June 2008.
Deferred financing costs relating to OPIC loan of $1,526,569 (Dec 2006 — $1,582,555, Mar 2006 - $1,215,852) are being amortized over the period until December 2014. Effective January 1, 2007 the deferred financing costs have been offset against the long term liability in compliance with CICA 3855 Financial Instruments and are being amortized using effective interest method.
The accrued financing costs of $1,450,000 (Dec 2006 — $1,450,000, Mar 2006 — $935,554) included discounting of the liability. The total liability is $1,450,000 and will be due for payment in four quarterly installments of $362,500 commencing on December 31, 2007. As at March 31, 2007 $725,000 is included under non-current liabilities and the balance is included under current liabilities.
Bridging Facility
InterOil entered into a loan agreement for $130,000,000 on May 3, 2006. The loan is divided into two Tranche’s — Tranche 1, which represents $100,000,000 and Tranche 2, which represented the remaining balance of $30,000,000. As at March 31, 2007, InterOil has drawn down the full facility of $130,000,000. The agreement contains certain financial covenants which include the maintenance of minimum levels of fixed charge ratios, a maximum leverage ratio and limitations on the incurrence of additional indebtedness. The loan is secured over the assets of the downstream business and secondary security over refinery assets.
The full balance of the loan will be repayable on May 3, 2008 with interest payable quarterly in arrears. The interest rate on the loan will be 4% commencing on May 3, 2006 and ending on May 3, 2008. The discounted interest rate of 4% is applicable as definitive LNG/NGL Project Agreement has been executed by InterOil and the lenders subsequent to the quarter ended March 31, 2007 on July 30, 2007.

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
17. Secured loan (cont’d)
The loan is valued on the balance sheet based on the present value of the expected cash flows. The expected cash flows include not only interest payments but also a 3.5% commitment fee payable to the lenders at the time of each draw down. The expected cash flows have been adjusted to take into account the likelihood of different interest rate outcomes relevant to the second year of the facility. Interest expense is recognized based on the market rate of interest InterOil would be expected to pay on such a borrowing should it not be connected to an LNG/NGL Project. The effective rate used in the calculation is 9.18%.
The difference between the book value of the loan at the time of the cash being received and the actual funds drawn down is the Deferred liquefaction project liability in the current liability section of the balance sheet. This liability of $6,553,080 (Dec 2006 -$6,553,080) will be transferred to the profit and loss account as income if a definitive LNG/NGL Project Agreement is executed by InterOil and the lenders on or before June 30, 2007.
Annual administration fees of $100,000 has been included under deferred financing costs and amortized over the year until May 2007. The balance as at March 31, 2007 was $8,333 (Dec 2006 — $33,333).
Bank covenants under the above facilities currently restrict the payment of dividends by the Company.
18. Indirect participation interests (Restated)
Indirect participation interest (“IPI”)

	March 31,	December 31,	March 31,
	2007	2006	2006
	$(Restated)	$ (Restated)	$ (Restated)

Indirect participation interest (“IPI”)	96,086,369	96,861,259	96,861,259

For detailed reconciliation of the restated and superseded balance relating to the IPI liability, refer note 2 above.
The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the corporation and certain investors. In exchange InterOil provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238. Prior to December 31, 2004, the Company received deposits of $13,749,852 and the remaining $111,250,148 was received in 2005.
Under the agreement, all or part of this indirect participation interest may be converted to a maximum of 3,333,334 common shares in the company between June 15, 2006 and the later of December 15, 2006, or until 90 days after the completion of the eighth well at a price of $37.50 per share. Should the conversion to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreements. Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program. During the quarter ended March 31, 2007, one of the IPI investors converted their interest into 26,667 shares. The amount of IPI liability relating to the interest of this investor amounting to $774,890 has been transferred to share capital on conversion. The balance indirect participation interest that may be converted into shares is a maximum of 3,306,667 common shares (Dec 2006 — 3,333,334, Mar 2006 — 3,333,334).
Under the IPI agreement, InterOil is responsible for drilling the eight wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237. The investors will be able to approve the location of the final two wells to be drilled. In the instance that InterOil proposes completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost. Should an investor choose not to participate in the completion works, the investor will forfeit their right to the well in question as well as their right to convert into common shares.
The non-financial liability has been valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program, and the residual value of $20,000,000 has been allocated to conversion option presented under Shareholder’s equity. InterOil paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005. These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259.

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
18. Indirect participation interests Restated (cont’d)
This balance has been further reduced by $774,890 due to conversion of IPI interest into share capital by an investor. The conversion option balance of $20,000,000 has also been reduced by $160,000 being the amount relating to the share conversion by an investor during the quarter.
InterOil will maintain the liability at its initial value till conveyance is triggered on the lapse of conversion option available to the investors and they elect to participate in the PDL for a successful well. InterOil will account for the exploration costs relating to the eight well program under successful efforts accounting policy adopted by the Company. All G&G costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period. When conveyance is triggered on election by the investors to participate in a PDL or when the investor forfeits the conversion option, conveyance accounting will be applied. This would entail determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet. The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the Statement of operations following the guidance in paragraphs 47(h) and 47(j) of SFAS 19.
Indirect participation interest — PNGDV (Restated)

	March 31,	December 31,	March 31,
	2007	2006	2006
	$(Restated)	$ (Restated)	$ (Restated)

Current portion	1,116,634	730,534	—
Non current portion	807,860	1,190,633	9,685,830

Total indirect participation interest — PNGDV	1,924,494	1,921,167	9,685,830

For detailed reconciliation of the restated and superseded balance relating to the Indirect Participation Interest — PNGDV liability, refer note 2 above.
As at March 31, 2007, the balance of the PNG Drilling Ventures Limited (“PNGDV”) indirect participation interest in the Company’s phase one exploration program within the area governed by petroleum prospecting licenses 236, 237 and 238 is $1,921,167 (Dec 2006 — $1,743,533, Mar 2006 - $9,685,830). This is the result of an amendment to the original agreement whereby PNG Drilling Ventures Limited converted their remaining balance of $9,685,830 into 575,575 InterOil common shares and also retained a 6.75% interest in the next four wells (the first of the four wells is Elk-1). PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).
The accounting for the amendment to the agreement resulted in the fair value of the shares issue of $7,948,691 being recognized as share capital. The Company has also recognized an initial liability relating to its obligation to drill four wells on behalf of the investors of $3,184,040. Initial liability taken up on amendment of the agreement is $3,588,560. The difference between the opening balance and the amount allocated to share capital and the revised amount allocated to the liability of $1,851,421 has been expensed as a cost of amending the original transaction.
During the three months ended March 31, 2007, a credit $3,327 (year ended Dec 2006 — $1,667,393) of geological and geophysical costs and drilling costs have been allocated against the liability of $1,921,167 bringing the remaining balance to $1,924,494.
Other
In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor, that converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in wells 9 to 24. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.
19. Non controlling interest
On September 11, 1998 Enron Papua New Guinea Ltd (“Enron”), SPI’s former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron’s voting, non-participating shares in E.P. InterOil Limited (“EPI”), a wholly owned subsidiary of SPI, for a nominal amount. Enron no longer actively participates in the refinery operations but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued from EPI and has sole responsibility for managing the refinery. Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
19. Non controlling interest (cont’d)
At March 31, 2007, a subsidiary, SP InterOil LDC, holds 98.92% (Dec 2006 — 98.92%, Mar 2006 — 98.83%) of the non-voting participating shares issued from EPI.
20. Assets held for sale
Assets held for sale as at March 31, 2006 represents the fair value less cost to sale of one of the barges previously included in upstream plant and equipment. The barge, recorded at a value of $3,368,750 at March 31, 2006, was not being used in the day to day operations of the company and as a result it was sold subsequent to the period end to a third party. The sale resulted in a loss of $755,857and as such an impairment expense of $755,857 has been recognized in administrative and general expenses for the quarter ended March 31, 2006.
21. Share capital (Restated)
For detailed reconciliation of the restated and superseded balance relating to share capital, refer note 2 above.
The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.
Common shares — Changes to issued share capital were as follows:

	Number of shares	$(Restated)

January 1, 2004	24,815,961	157,449,200

Shares issued for debt	3,184,828	56,698,121
Shares issued on exercise of options	310,095	2,666,333

December 31, 2004	28,310,884	216,813,654

Shares issued for debt	52,000	923,000
Shares issued on exercise of warrants	19,168	540,346
Shares issued on exercise of options	781,268	5,657,500

December 31, 2005	29,163,320	223,934,500

Shares issued on exercise of options	132,285	2,006,176
Shares issued on conversion of indirect participation interest	575,575	7,948,691

December 31, 2006	29,871,180	233,889,367

Shares issued on conversion of indirect participation interest	26,667	934,890
Shares issued on conversion of warrants	2,995	84,439

March 31, 2007	29,900,842	234,908,696

22. Stock compensation
At March 31, 2007, there were 2,570,500 (Dec 2006 — 2,570,500, Mar 2006 — 911,068) common shares reserved for issuance under the Company stock option plan.
Options are issued at no less than market price to directors, staff and contractors. Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, have an exercise period of three to five years assuming continuous employment by the InterOil Company and may be exercised at any time after vesting within the exercise period. Upon resignation or retirement, vested options must be exercised within 30 days for employees and 90 days for directors.

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
22. Stock compensation (cont’d)

		Quarter ended March 31,
	2007		2006
	Number of	Weighted average	Number of	Weighted average
Stock options outstanding	options	exercise price $	options	exercise price $

Outstanding at beginning of year	1,013,500	20.59	746,800	22.23
Granted	15,000	25.50	35,000	14.88
Exercised	—	—	—	—
Forfeited	(5,000)	(18.78)	(30,000)	(11.60)
Expired	(2,500)	(27.00)	(29,000)	(23.27)

Outstanding at end of quarter	1,021,000	20.66	722,800	22.28

	Options issued and outstanding			Options exercisable
Range of exercise	Number of	Weighted average	Weighted average	Number of	Weighted average
prices $	options	exercise price $	remaining term (years)	options	exercise price $

5.01 to 8.00	10,000	5.27	0.39	10,000	5.27
13.01 to 24.00	709,000	18.03	3.63	150,000	18.84
24.00 to 31.00	302,000	27.35	2.09	90,000	29.57

	1,021,000	20.66	3.02	250,000	22.16

The fair value of the 15,000 (Mar 2006 — 35,000) options granted subsequent to January 1, 2007 has been estimated at the date of grant in the amount of $200,372 (Mar 2006 — $233,200) using a Black-Scholes pricing model. An amount of $889,337 (Mar 2006 — $260,523) has been recognized as compensation expense for the quarter ended March 31, 2007.
The assumptions contained in the Black Scholes pricing model are as follows:

		Risk free			Weighted average
		interest rate	Dividend		expected life for
Year	Period	(%)	yield	Volatility (%)	options

2007	January 1 to March 31	4.6	—	66	5.0
2006	January 1 to June 30	4.4	—	60	4.8
2006	July 1 to September 30	5.1	—	68	4.2
2006	October 1 to December 31	4.6	—	65	5.0
2005	January 1 to June 30	2.5	—	45	3.2
2005	July 1 to December 31	2.5	—	55	3.6

23. Debentures and warrants
In 2004, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91. A total of 337,252 (Dec 2006 — 340,247, Mar 2006 — 340,247) were outstanding at March 31, 2007. The warrants are exercisable between August 27, 2004 and August 27, 2009. The warrants are recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45% and a weighted average expected life of the warrants of five years.
During the quarter ended March 31, 2007, 2,995 warrants have been converted into common shares.
24. Loss per share
Warrants, conversion options and stock options totaling 4,664,919 common shares at prices ranging from $5.27 to $37.50 were outstanding as at March 31, 2007 but were not included in the computation of the diluted loss per share because they caused the loss per share to be anti-dilutive.

InterOil Corporation Notes to Revised Consolidated Financial Statements (Unaudited, Expressed in United States dollars)
25. Commitments and contingencies
Payments due by period contractual obligations are as follows:

		Less than 1					More than
	Total	year	1-2 years	2-3 years	3-4 years	4-5 years	5 years

	‘000	‘000	‘000	‘000	‘000	‘000	‘000
Secured loan obligations	199,174	13,500	132,174	9,000	9,000	9,000	26,500
Accrued financing costs	1,450	725	725	—	—	—	—
Acquisition of subsidiary — IPL PNG Ltd	863	863	—	—	—	—	—
Indirect participation interest — PNGDV (note 18)	1,924	1,117	807	—	—	—	—
Indirect participation interest (note 18) (a)	96,086	—	96,086	—	—	—	—
Petroleum prospecting and retention licenses (b)	5,237	1,877	3,360	—	—	—	—

	304,734	18,082	233,153	9,000	9,000	9,000	26,500

(a)	The liability presented in relation to indirect participation interest is not a cash commitment and will be resolved once the IPI investors have elected to convert their interests into a joint venture interest or shares in InterOil Corporation. InterOil’s commitment is to complete the eight well drilling program. As at March 31, 2007, management estimate that a further $48,171,000 will be required to be spent to fulfill this commitment.

(b)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed to spend to its joint venture partners. In addition to this amount, InterOil must drill an exploration well on PPL 237 in the two year period commencing March 2007. As the cost of drilling this well cannot be estimated, it is not included within the above table.
The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.
The Company currently has an outstanding $10.6 million cost of control insurance claim for the Elk well which is being assessed by the loss adjusters. The amount and timing of any payment related to this claim is currently unknown.
The Company has income tax filings that are subject to audit and potential reassessment. The findings may impact the tax liability of the Company. The final results are not reasonably determinable at this time and management believes that it has adequately provided for current and future income taxes.
26. Subsequent events
The definitive LNG/NGL Project Agreement which was required to be executed by InterOil and the bridging facility lenders for the discounted interest rate of 4% rate being applicable till the end of the facility was executed subsequent to the three month period ended March 31, 2007, on July 30, 2007.